# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Merlin, Inc., CIK 0002028707
CUSIP: 590106100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 100 Causeway St., Floor 23, Boston, Massachusetts (MA), 02114
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001860171-26-000004
Filed by CIK 0001860171

## Reporting persons
- SnowPoint Ventures, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,302,221; sole dispositive power 0; shared dispositive power 2,302,221; aggregate amount beneficially owned 2,302,221 (2.4% of the class)
- SnowPoint Growth I.II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,290,385; sole dispositive power 0; shared dispositive power 7,290,385; aggregate amount beneficially owned 7,290,385 (7.4% of the class)
- SnowPoint Ventures GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,592,606; sole dispositive power 0; shared dispositive power 9,592,606; aggregate amount beneficially owned 9,592,606 (9.6% of the class)
- Alexander Creasey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,592,606; sole dispositive power 0; shared dispositive power 9,592,606; aggregate amount beneficially owned 9,592,606 (9.6% of the class)
- Douglas Philippone: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,592,606; sole dispositive power 0; shared dispositive power 9,592,606; aggregate amount beneficially owned 9,592,606 (9.6% of the class)

## Item 1. Issuer
Name of issuer: Merlin, Inc.
Address of issuer's principal executive offices: 100 Causeway St., Floor 23, Boston, MA, 02114.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

SnowPoint Ventures, LP ("SP Ventures")
SnowPoint Growth I.II, LLC ("SP Growth I.II")
SnowPoint Ventures GP, LLC ("SP Ventures GP")
Alexander Creasey ("Creasey")
Douglas Philippone ("Philippone")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
440 Royal Palm Way
Suite 201
Palm Beach, FL 33480
Citizenship:
SP Ventures Delaware
SP Growth I.II Delaware
SP Ventures GP Delaware
Creasey United States
Philippone United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 1,593,002 shares of common stock, 190,914 shares of Series A preferred stock ("Preferred Stock") convertible, as of June 30, 2026, into an aggregate of 355,183 shares of common stock, and warrants (the "Warrants") exercisable for up to 354,036 shares of common stock, in each case held directly by SP Ventures; and (ii) 5,044,528 shares of common stock, 604,560 shares of Preferred Stock convertible, as of June 30, 2026, into an aggregate of 1,124,746 shares of common stock, and Warrants exercisable for up to 1,121,111 shares of common stock, in each case held directly by SP Growth I.II.

SP Ventures GP is the general partner of SP Ventures and the manager of SP Growth I.II and Messrs. Creasey and Philippone are the managers of SP Ventures GP. Each of SP Ventures GP, and Messrs. Creasey and Philippone shares voting and investment authority over the shares held by each of SP Ventures and SP Growth I.II.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference. The percentage set forth in each row 11 is based upon 96,524,052 shares of common stock outstanding as of May 13, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 15, 2026, adjusted in accordance with the rules of the SEC to give effect to the conversion of Preferred Stock and exercise of Warrants held by such Reporting Person.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13G filed with the SEC on March 24, 2026).

## Signatures
- SnowPoint Ventures, LP: /s/ Alexander Creasey, By SnowPoint Ventures GP, LLC, Its General Partner, By Alexander Creasey, Manager (08/12/2026)
- SnowPoint Growth I.II, LLC: /s/ Alexander Creasey, By SnowPoint Ventures GP, LLC, Its Manager, By Alexander Creasey, Manager (08/12/2026)
- SnowPoint Ventures GP, LLC: /s/ Alexander Creasey, By Alexander Creasey, Manager (08/12/2026)
- Alexander Creasey: /s/ Alexander Creasey, Alexander Creasey (08/12/2026)
- Douglas Philippone: /s/ Douglas Philippone, Douglas Philippone (08/12/2026)